UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated November 20, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores), Argentina Stock Exchange and Markets (Bolsa y Mercados Argentinos S.A.), Electronic Open Market (Mercado Abierto Electrónico S.A.) and the Luxembourg Stock Exchange.

FREE TRANSLATION

City of Buenos Aires, November 20, 2024

National Securities Commission

(Comisión Nacional de Valores, “CNV”)

Argentine Stock Exchanges and Markets

(Bolsa y Mercados Argentinos S.A., “ByMA”)

Electronic Open Market

(Mercado Abierto Electrónico S.A., “MAE”)

Luxembourg Stock Exchange

(“LuxSE”)

Re.: Telecom Argentina S.A.
Notice of Optional Redemption Without a Make-Whole Premium
Class 1 Notes due 2026

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), located at General Hornos 690, City of Buenos Aires, in connection with the Company’s outstanding class 1 notes (obligaciones negociables) issued on July 18, 2019 for a nominal value of U.S.$400,000,000, and an outstanding nominal value as of the date of this notice of redemption (the “Notice of Redemption”) of U.S.$282,747,000, at a fixed annual interest rate of 8.00%, maturing on July 18, 2026, issued under global note program for the issuance of obligaciones negociables for a nominal value of up to U.S.$3,000,000,000 (or its equivalent in other currencies or units of value) (the “Class 1 Notes”).

In compliance with the requirements of the applicable rules and as provided in the terms and conditions of the Class 1 Notes, the Company hereby gives notice to the holders of the Class 1 Notes that it will redeem in part the Class 1 Notes, in accordance to the following terms (the “Redemption”).

The Redemption will be made pursuant to the terms and conditions of the Argentine prospectus supplement dated July 10, 2019 in connection with the issuance of the Class 1 Notes (the “Prospectus Supplement”), in particular under the caption “Offering of Notes—Optional Redemption—Optional Redemption Without a Make-Whole Premium”(Oferta de los Valores Negociables—Rescate Optativo—Rescate Optativo sin Prima Compensatoria), and Sections 3.02 and 3.05 of the indenture dated July 18, 2019, among the Company, Citibank, N.A., as trustee, registrar, transfer agent and paying agent in New York, and Citibank N.A., Argentina branch, as trustee in Argentina, registrar, transfer agent and paying agent in Argentina (the “Indenture”), under which the Class 1 Notes were issued. The Class 1 Notes will be redeemed on December 20, 2024 (the “Redemption Date”).

As provided in the Indenture and as announced in the results release, the Class 1 Notes will be redeemed at a redemption price (the “Redemption Price”) equal to 102.00% of the principal amount of the outstanding Class 1 Notes, plus accrued and unpaid interest thereon (including Additional Amounts), if any, to the Redemption Date. On and after the Redemption Date, interest will cease to accrue on the Class 1 Notes, as long as the Company has deposited with the Paying Agent funds in satisfaction of the Redemption Price pursuant to the Indenture. Upon redemption of the Class 1 Notes by the Company, the Class 1 Notes will be cancelled.

In this respect, the terms and conditions of the Redemption are as follows:

•	Redemption Date: December 20, 2024.

•	Redemption Price: U.S.$126,453,333.33 (United States Dollars one hundred twenty-six million four hundred fifty-three thousand three hundred thirty-three and thirty-three cents).

•	Redemption Premium: U.S.$2,400,000.00 (United States Dollars two million four hundred thousand) equivalent to 2.00% of the principal amount.

•	Principle Amount to be Redeemed: U.S.$120,000,000.00 (United States Dollars one hundred twenty million) in principle amount, equivalent to 42.4408% of the total outstanding amount of the Class 1 Notes.

•	Total Amount of the Redemption Price Representing Accrued Interest: U.S.$4,053,333.33 (United States Dollars four million fifty-three thousand three hundred and thirty-three and thirty-three cents) as accrued interest from July 18, 2024 to December 20, 2024, exclusive.

•	Places Where Class 1 Notes are to be Surrendered for Redemption: New York City and the City of Buenos Aires. Class 1 Notes called for Redemption must be so surrendered in order to collect the Redemption Price.

•	Currency: United States Dollars.

•	Hours of Operation in Buenos Aires: 10:00 am to 3:00 pm.

•	On the Redemption Date the Redemption Price will become due and payable on Class 1 Notes called for Redemption, and interest on Class 1 Notes called for Redemption will cease to accrue on and after the Redemption Date.

•	If any Class 1 Note is redeemed in part, on and after the Redemption Date, upon surrender of such Class 1 Note, new Class 1 Notes equal in principal amount to the unredeemed portion will be issued upon cancellation of the original Class 1 Note.

•	No representation is being made as to the correctness of the CUSIP, ISIN or common code number either as printed on the Class 1 Notes or as contained in this Notice of Redemption and each Holder should rely only on the other identification numbers printed on the Class 1 Notes.

All capitalized terms not expressly defined herein have the meanings assigned to them in the Indenture.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Luis Fernando Rial Ubago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 20, 2024	By:	/s/ Luis Fernando Rial Ubago
Name: Luis Fernando Rial Ubago
Title: Responsible for Market Relations